Lordstown Motors Corp.

2300 Hallock Young Road

Lordstown, Ohio 44481

August 9, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lordstown Motors Corp.

Acceleration Request
Registration Statement on Form S-1
Filed July 30, 2021
File No. 333-258306

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lordstown Motors Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 PM, Eastern time, on August 11, 2021, or as soon thereafter as is practicable.

Please contact John Harrington of Baker & Hostetler LLP at (216) 861-6697 or jharrington@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Lordstown Motors Corp.

By:	/s/ Thomas V. Canepa
Thomas V. Canepa
General Counsel and Corporate Secretary